Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

EMX ROYALTY CORPORATION (“EMX” or the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

May 3, 2018

Item 3.	News Release

A news release dated May 4, 2018 was disseminated through the facilities of Newsfile Corp. and filed under the Company’s profile on SEDAR.

Item 4.	Summary of Material Change

The Company announced that it has entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$ 5 million senior secured credit facility (the “Credit Facility”). The Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$ 100,000. The Company intends to use the proceeds of the Credit Facility for corporate and working capital purposes.

Item 5.	Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release dated May 4, 2018.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Marien Segovia, Corporate Secretary
Phone: 604-688-6390
Email: msegovia@EMXRoyalty.com

Item 9.	Date of Report:

May 4, 2018

NEWS RELEASE

EMX Royalty Establishes US$ 5 million Credit Facility

Vancouver, British Columbia, May 4, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) announces that it has entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$ 5 million senior secured credit facility (the “Credit Facility”).

The US$ 5 million loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$ 100,000. EMX intends to use the proceeds of the Credit Facility for corporate and working capital purposes.

Narinder Nagra, managing partner of Sprott, commented: "As one of the largest investors dedicated to the natural resource sector, Sprott is excited to partner with EMX. Our partnership with the EMX team is consistent with our strategy of providing innovative and flexible capital to maximize the value of exceptional projects."

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: dave@EMXRoyalty.com	Email: sclose@EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metals, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the twelve months ended December 31, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com